

October 22, 2012

Via E-mail
John Goodhew
President and Chief Executive Officer
Bespoke Tricycles Inc.
145-147 St. John Street
London, United Kingdom EC1V 4PW

     Re: Bespoke Tricycles Inc.
               Amendment No. 1 to Registration Statement on Form S-1
               Filed October 11, 2012
               File No. 333-183710

Dear Mr. Goodhew:

We have reviewed your responses to the comments in our letter dated September 26, 2012 and have the following additional comments.

Because our offering will be conducted on a best efforts basis, page 7

1. We note your response to our prior comment 8. Please expand your disclosure in this risk factor to discuss in greater detail the risks related to the fact that there will be "no minimum" amount that must be raised for your best efforts offering. For example, given your need for significant additional financing, it would appear that your right to retain investment proceeds regardless of the amount raised in the offering may result in greater risks for investors if you cannot raise enough funds to proceed with your business plans.

We will incur increased costs and our management will face increased demands, page 11

2. We note your response to our prior comment 12. Please revise to also disclose an estimate of the additional costs you expect to incur as a public company.

Description of Business, page 23

3. We note your response to our prior comment 14 and reissue in part. Please revise your disclosure to provide a basis for the follow assertions or beliefs in this section, or revise to remove the relevant statements:

    - Page 25: Your tricycles are ideal for a large number of people currently wishing to start their own small business.

- Page 25: In the current economic environment more and more people are setting up their own small scale businesses.

Management's Discussion and Analysis of Financial Condition, page 32

Our Plan for the Next 12 Months, page 32

4. We note response to our prior comment 23 and reissue in part. Please expand your disclosure to provide a detailed timeline for each of the steps you intend to take over the next twelve months as part of your business plan. Please also revise to provide a clearer understanding of your budget for each of the steps you plan to take as part of your business plan, and how this budget reconciles with the disclosure in your Use of Proceeds section on page 15.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Scott Doney, Esq.